SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2004

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2004

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

October 2004

Description	Page
Press Release, dated October 25, 2004
PSi Technologies Reports Third Quarter 2004 Results	3

PSi TECHNOLOGIES REPORTS THIRD QUARTER 2004 RESULTS

South San Francisco, CA & Manila, Philippines – October 25, 2004 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the third quarter ended September 30, 2004:

Highlights

•	Revenue of $21.9 million, an increase of 4.4% and 25.1% on a quarter-over-quarter and year-over-year basis, respectively.

•	Gross margin of 5.5%, versus 6.0% in the previous quarter and 3.8% in 3Q03.

•	Operating loss margin, excluding China related expenses, of (5.8)% versus (4.3)% in the previous quarter and (8.5)% in the same period last year. Operating loss margin, including China related expenses, was (10.9)% in 3Q04 versus (6.1)% in 2Q04 and (8.5)% in 3Q03.

•	EBITDA margin, excluding China related expenses, of 12.5%, versus 14.1% in the previous quarter and 14.1% in 3Q03. It was 7.3% in 3Q04 versus 12.3% in 2Q04, including China related expenses.

•	Fully diluted EPS of $(0.17) per share, versus EPS of $(0.09) per share in the previous quarter and $(0.83) in 3Q03.

Third Quarter Financial Results

Revenues for the third quarter of 2004 totaled $ 21.9 million, a 4.4% sequential increase compared to $21.0 million in the previous quarter, and a 25.1% increase compared to $17.5 million in revenues for the third quarter of 2003. Revenues from the top 5 customers of the Company were $19.0 million, a 5.1% increase compared to $18.1 million in the previous quarter, and a 25.0% increase compared to $15.2 million in the third quarter of 2003.

The Company’s largest customers for the third quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Sales of power semiconductor packages comprised 96.0% of third quarter revenues, or $21.0 million, a 6.1% sequential increase versus $19.8 million in the previous quarter, and a 27.4% increase compared to $16.5 million in revenues for the third quarter of 2003.

“During the quarter, our revenues benefited from an increase in loadings of two major customers as a direct result of the depletion of their inventory in prior quarters, robust end market demand, and higher level of outsourcing activities,” said Arthur J. Young, Jr., Chairman and CEO. “The strength in loadings of these two customers mitigated weakness in loadings that we experienced from our other customers who reduced loadings to work down inventory levels.”

PSi Technologies Holdings, Inc.

Third Quarter 2004 Results

Consumer electronics, PC and industrial devices led the growth for the quarter. The package size and thermal performance requirements of these end applications were responsible for the shift in our product mix towards higher average selling price packages. Average selling prices of power packages increased by 9.3% on a sequential basis. There were no price reductions during the third quarter.

Gross profit margin was 5.5% in the third quarter, versus 6.0% in the previous quarter and 3.8% in the same period last year. Gross profit increased by 82.3% to $1.2 million from $0.7 million in the third quarter of 2003. It is lower (3.7)% versus the second quarter of 2004.

Operating loss for the third quarter was $(2.4) million, compared to $(1.3) million in the previous quarter and $(1.5) million in the third quarter of 2003. Operating loss margin was lower at (10.9)%, compared to (6.1)% in the previous quarter and (8.5)% in the third quarter of 2003.

EBITDA margin was 7.3% for the third quarter, down from 12.3% in the previous quarter and 14.1% in the same period last year.

“Our margins benefited from sustained improvements in manufacturing yields, productivity and other operational enhancements instituted during the quarter, offset by an increase in raw material costs and China related expenses,” said Young.

Third quarter net loss was $(2.8) million or $(0.17) per diluted share, compared to $(1.6) million in the previous quarter or $(0.09) per diluted share and $(14.0) million or $(0.83) per diluted share in the third quarter of 2003. The Company incurred a $12.1 million asset impairment charge during the third quarter of 2003.

Package Development

Powermite package:

The powermite package is the first chipscale package offered by PSi. The package’s small size, performance and surface mount characteristics make it suitable for use in applications such as consumer electronic devices, cell phones and notebook computers. During the quarter, the Company achieved the following milestones:

•	Completed the installation and qualification of the first phase of the powermite line in July and started shipping product to the customer in early August;

•	The installation of the second phase of the project - powermite 3 - is currently underway. Qualification runs will be completed in mid-November and production will begin in early December.

The Company should be able to offer powermite capacities to other customers who have expressed strong interest in this package by the first quarter of 2005.

PSi Power QFN:

The Power QFN family of packages is the first chipscale package family developed in-house at PSi that can be used for all power discrete applications of the consumer electronics and automotive markets. The Company currently has purchase orders from four major customers for this package. The milestones accomplished during the quarter include:

•	Completion of the installation of equipment and assembly of the first functional customer samples in early August;

PSi Technologies Holdings, Inc.

Third Quarter 2004 Results

Full internal characterization and qualification of the line should be completed by the end of November, with customer pre-production units to be shipped by early December. Production is expected to commence by the first quarter of 2005.

China

PSi Chengdu currently has five production lines installed in China, with three lines allocated for SOT78, one line for SOT82 and another for SOT186B. Of the 3 SOT78 lines, two are in production after having been given production release by Philips on July 12 and September 8 of this year, respectively. The other 3 lines have yet to be released for production.

The fourth quarter of 2004 is the most challenging phase of the transfer, and the Company expects to receive production release for the three other unreleased lines currently in-house, in addition to the uncrating, setup and qualification activities for three additional lines expected to arrive in Chengdu on October 26 and November 4. Another line will be shipped from Philips before the end of the year.

In total, Chengdu will have nine out of the thirteen Philips bipolar power semiconductor package lines in-house or in-transit by the end of the year.

PSi incurred $1.1 million in China related expenses, equivalent to 5.1% of consolidated sales. Excluding these expenses, PSi’s net loss for the third quarter would have been $(1.7) million or ($0.10) per diluted share. Net loss margin would have been (7.6)% versus (11.1)% in the same period last year – excluding $12.1 million asset impairment charge incurred during the third quarter of 2003.

Balance Sheet Highlights

Cash and cash equivalents totaled $1.8 million on September 30, 2004 versus $0.9 million at the end of 2003.

The Company continues to explore options presented by various financial institutions to strengthen its balance sheet and address its working capital requirements, in addition to exploring the possibility of disposing and realizing values on unutilized assets and equipment. We have issued a formal offer sheet to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing to dispose our unutilized third site in the Philippines.

For the first nine months of the year, the Company spent $10.2 million in capital expenditures. This was offset by $8.6 million in cash generated from operating activities and $3.1 million in cash generated from financing activities.

Tangible book value was $3.73 per share on September 30, 2004, on outstanding shares of 13,289,525 shares, or $2.96 per share on a fully diluted basis.

Business Outlook

Commenting on the Company’s business outlook and going-forward strategies, Young said: “Based on indicative loadings from our customers, we anticipate flat to 3% sequential revenue growth during the fourth quarter.”

PSi Technologies Holdings, Inc.

Third Quarter 2004 Results

Conference Call and Webcast

Company management will hold a conference call to discuss its third quarter 2004 operating results on Monday, October 25, 2004, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 800-257-1836 (for domestic callers) or 303-262-2190 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the Investor Relations section of the Company’s website at www.psitechnologies.com.

A replay of the conference call will be available at 800-405-2236 (for domestic callers) and 303-590-3000 (for international callers) through November 1, 2004; the access code is 11012270. The webcast replay will be available for 90 days.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Edison G. Yap, CFA	Amy Cozamanis
(63 917) 894 1335	(310) 854 8314
egyap@psitechnologies.com.ph	acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Third Quarter 2004 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	3 Months
	30-Sep-04	30-Sep-03
Sales	$21,886,446	$17,501,218

Cost of Sales	$20,672,973	$16,835,707

Gross Profit	$1,213,473	$665,510

Operating Expense
Research and Development	$298,839	$334,522
Stock compensation cost	$59,988	$59,988
Administrative Expenses	$1,902,583	$1,583,821
China Expenses	$1,123,575	$—
Marketing Expenses	$216,099	$173,927

Subtotal	$3,601,084	$2,152,258

Operating Profit/(Loss)	$(2,387,611)	$(1,486,748)

Other Income / (Charges)	$(386,276)	$(12,503,347)

Income before Tax	$(2,773,887)	$(13,990,095)
Provision for Tax	$(507)
Minority Interest	$(3,902)	$(8,483)

Net Income	$(2,778,296)	$(13,998,578)

EBITDA	1,608,515	$2,463,391

No. of Shares Fully Diluted	16,767,786	16,767,786

EPS	(0.17)	(0.83)

PSi Technologies Holdings, Inc.

Third Quarter 2004 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Sep-04	31-Dec-03
	Unaudited	Audited

ASSETS
Cash & Cash Equivalents	1,779,640	935,792
Accounts Receivable	12,658,067	11,454,512
Inventories	7,876,671	5,868,621
Prepaid Expenses & Tax Credits	768,549	1,779,705

Total Current Assets	23,082,928	20,038,630

Property Plant & Equipment - Net	69,073,674	68,408,783

Investment & Advances	143,637	143,343
Other Assets	1,719,370	1,000,993

TOTAL ASSETS	94,019,609	89,591,749

LIABILITIES & STOCKHOLDER’S EQUITY
Accounts Payable and Other Expenses	21,189,010	15,466,239
Accounts Payable CAPEX	5,572,553	3,967,002
Bank Loans	11,100,000	8,600,000
Trust Receipts	4,424,957	2,348,943
Current Portion of Long-term Debt	1,037,388	1,630,604
Current Portion of Obligation under Capital Lease	36,847	135,403

Total Current Liabilities	43,360,755	32,148,191

Long-term liability (net of current )	908,092	1,649,884
Obligation Under Capital Leases (net of current)	—	17,163

TOTAL LIABILITIES	44,268,846	33,815,239

Minority Interest	183,108	179,493
Equity
Subtotal Equity	71,978,935	71,798,970
Subtotal Retained Earnings	(22,411,281)	(16,201,953)

TOTAL EQUITY	49,567,654	55,597,017

TOTAL LIABILITIES & S’HOLDERS’ EQUITY	94,019,609	89,591,749

PSi Technologies Holdings, Inc.

Third Quarter 2004 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the 9 Months ended 30-Sep-04
CASH FLOWS FROM OPERATING ACTIVITIES	—
Net Income	(6,209,328)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	3,615
Equity in net loss (gain) of an investee 2002
Stock compensation cost	179,965
Depreciation and amortization	11,104,889
Loss on Asset Impairment
Provision for (benefit from) deferred income tax
Equity in net loss (gain) of an investee
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	(1,203,555)
Inventories	(2,008,051)
Other Current Assets and tax credit receivable	1,011,156
Increase (decrease) in :
Accounts payable and other expenses	5,722,771

Net cash provided by operating activities	8,601,462

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment Proceeds from sale of Property & Equipment	(10,164,230)
Decrease (increase) in investments and advances	(294)
Decrease (increase) in other assets	(718,377)

Net cash used in investing activities	(10,882,900)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	2,500,000
Trust receipts and acceptances payable	2,076,014
Net availment/(payments) of stock issuance cost	—
Net availment/(payments) of long term loan	(1,335,009)
Net availment/(payments) of obligation under capital leases	(115,719)

Net cash provided by (used in) financing activities	3,125,286

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	843,848

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	935,792

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,779,640

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
Property and equipment acquired (paid) on account under accounts payable	1,605,550

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